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Exhibit 99.1

c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

June 20, 2019

Dear Stockholder:

        You are cordially invited to attend the 2019 Annual Meeting of Stockholders of Danaos Corporation, which will be held on Friday, August 2, 2019 at 10:00 a.m. Greek local time at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

        We are pleased to provide our proxy materials to our stockholders over the Internet. On or about June 21, 2019, we will begin mailing a Notice of Internet Availability of Proxy Materials to stockholders informing them that our 2019 Proxy Statement, 2018 Annual Report and voting instructions are available online. As more fully described in that Notice, stockholders may choose to access our proxy materials on the Internet or may request to receive paper copies of the proxy materials. This allows us to conserve natural resources and reduces the costs of printing and distributing the proxy materials, while providing our stockholders with access to the proxy materials in a fast and efficient manner. If you request proxy materials by mail, the Notice of the 2019 Annual Meeting of Stockholders, 2019 Proxy Statement and proxy card and 2018 Annual Report will be sent to you.

        Whether or not you are able to attend the 2019 Annual Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by requesting a printed copy of the proxy materials and completing and returning by mail the proxy card or voting instruction card that you will receive in response to your request. Instructions on each of these voting methods are outlined in the Proxy Statement. Please vote as soon as possible.

        We look forward to seeing you on August 2nd.

Sincerely,
Dr. John Coustas Chairman, President and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL STOCKHOLDERS MEETING TO BE HELD ON FRIDAY, AUGUST 2, 2019

        The notice of annual meeting of stockholders, proxy statement, proxy card and our 2018 Annual Report to Stockholders, as well as our Annual Report on Form 20-F, are available at www.danaos.com/agm.

        YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2019 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING PRIOR TO THE MEETING BY ONE OF THE AFOREMENTIONED METHODS WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2019 ANNUAL MEETING.

DANAOS CORPORATION
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

NOTICE OF 2019 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON FRIDAY, AUGUST 2, 2019

        NOTICE IS HEREBY GIVEN that the 2019 Annual Meeting of Stockholders of Danaos Corporation, a Marshall Islands corporation, will be held at 10:00 a.m. Greek local time, on Friday, August 2, 2019 at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece for the following purposes:

  1.
  To elect two Class III directors to hold office until the annual meeting of stockholders in 2022 and until such directors' respective successor has been duly elected and qualified;

  2.
  To ratify the appointment of our independent auditors; and

  3.
  To transact such other business as may properly come before the 2019 Annual Meeting and any adjournments or postponements thereof.

        During the 2019 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2018. Copies of our audited consolidated financial statements are contained in our 2018 Annual Report to Stockholders, which is available on our website at www.danaos.com under the "Investors" section or www.danaos.com/agm.

        Only holders of record of our common stock, par value $0.01 per share, at the close of business on June 12, 2019 will be entitled to receive notice of, and to vote at, the 2019 Annual Meeting and at any adjournments or postponements thereof.

        You are cordially invited to attend the 2019 Annual Meeting. Whether or not you expect to attend the 2019 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by requesting printed copies and completing and returning by mail, in the envelope provided, the proxy card or voting instruction form we send you upon such request, which is being solicited on behalf of our Board of Directors. The proxy card or voting instruction form shows the form in which your shares of common stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the 2019 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors
Evangelos Chatzis Secretary Piraeus, Greece June 20, 2019

DANAOS CORPORATION
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

PROXY STATEMENT FOR THE 2019 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON FRIDAY, AUGUST 2, 2019

        This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of Danaos Corporation, a Marshall Islands corporation, for use at the 2019 Annual Meeting of Stockholders of the Company to be held at 10:00 a.m. Greek local time, on Friday, August 2, 2019 at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece and at any adjournments or postponements thereof.

        On or about June 21, 2019, we will begin mailing a Notice of Internet Availability of Proxy Materials to stockholders informing them that our 2019 Proxy Statement, 2018 Annual Report and voting instructions are available online. If you would like to receive, at no cost, printed copies of the Notice of the 2019 Annual General Meeting of Stockholders, 2019 Proxy Statement and proxy card and 2018 Annual Report, please contact our Chief Financial Officer and Secretary, Evangelos Chatzis, by telephone at +30 210 419 6480 or by writing to his attention at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

VOTING METHODS

Internet Voting

        Stockholders of record and street name holders may vote on the Internet by accessing the website address indicated on the proxy card or voting instruction form, respectively.

Telephone Voting

        Stockholders of record may vote by calling the applicable telephone numbers indicated on the proxy card from any touch-tone telephone. Please follow the voice prompts.

        If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction form enclosed with the proxy materials that your bank or broker sends you.

Vote by Mail

        If you receive a printed copy of the proxy materials, you may also vote by completing the accompanying proxy card or voting instruction form and returning it in the envelope provided. If you receive a Notice of Internet Availability of Proxy Materials, you can request a printed copy of the proxy materials by following the instructions contained in the Notice. If you voted by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Shareholders of Record and Beneficial Owners

        If your shares are registered directly in your name on the books of the Company maintained with the Company's transfer agent, American Stock Transfer & Trust Company, you are considered the

"stockholder of record" of those shares and, if you request a paper copy of them, the proxy materials will be mailed to you.

        If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in street name (also called a "street name" holder) and, if you request to receive a paper copy of them, the proxy materials will be forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the 2019 Annual Meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the 2019 Annual Meeting unless you bring with you a legal proxy from the stockholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

        A proxy that is properly executed, whether on the Internet, by telephone or by mail in the accompanying form and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of each of the nominees for director described herein, (ii) for the ratification of the appointment of our independent auditors, and (iii) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2019 Annual Meeting or any adjournments or postponements thereof. Any stockholder who signs and returns the proxy may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy by using the Internet, by telephone or by mail or (iii) appearing in person at the 2019 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2019 Annual Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

        The expenses of the preparation of proxy materials and the solicitation of proxies for the 2019 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.

VOTING SECURITIES

        Holders of our common stock as of the close of business on June 12, 2019 will be entitled to notice of, and to vote at, the 2019 Annual Meeting or any adjournments or postponements thereof. On that date there were 15,373,194 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2019 Annual Meeting. The presence in person or by proxy of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the 2019 Annual Meeting (regardless of whether the proxy has authority to vote on all matters) will constitute a quorum at the 2019 Annual Meeting. If the 2019 Annual Meeting is adjourned for lack of quorum on two successive occasions, at the next and any subsequent adjournment of the 2019 Annual Meeting there must be present either in person or by proxy stockholders of record holding at least 40% of our common stock entitled to vote at the 2019 Annual Meeting in order to constitute a quorum.

        Assuming that a quorum is present at the 2019 Annual Meeting, directors will be elected by a plurality of votes cast. There is no provision for cumulative voting. Approval of other items at the 2019 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of directors. Abstentions will have the effect of a vote "Against" on the other proposals and broker non-votes will not affect the outcome of the vote on other proposals.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of June 12, 2019 held by:

  •
  Each person or entity that we know beneficially owns 5% or more of our common stock;

  •
  Each of our executive officers and directors and nominees for director; and

  •
  All our executive officers and directors and nominees for director as a group.

        Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of June 12, 2019 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 15,373,194 shares of common stock outstanding. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Unless otherwise noted, the address of each of the executive officers and directors identified in the table and accompanying footnotes is in care of our principal executive offices. All share amounts in the below table and footnotes reflect the 1-for-14 reverse stock split effected on May 2, 2019.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	4,844,867	31.5%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	180,972	1.2%
Evangelos Chatzis Chief Financial Officer and Secretary	158,315	1.0%
Dimitris Vastarouchas Deputy Chief Operating Officer	42,137	*
Petros Christodoulou Director	—	—
George Economou(2) Director	1,544,401	10.0%
Myles R. Itkin Director	—	—
Miklós Konkoly-Thege Director	6,211	*
William Repko Director	—	—
All executive officers and directors as a group (9 persons)	6,776,903	44.1%
5% Beneficial Owners:
Danaos Investment Limited as Trustee of the 883 Trust(3)	4,844,867	31.5%
HSH Nordbank AG(4)	3,138,748	20.4%
The Royal Bank of Scotland Plc(5)	2,517,013	16.4%
Sphinx Investment Corp.(2)	1,544,401	10.0%
Credit Suisse AG(6)	948,058	6.2%

*
Less than 1%.

(1)
By virtue of shares owned indirectly through Danaos Investment Limited ("DIL") as Trustee of the 883 Trust, which is our largest stockholder. Please see footnote (3) below for further detail regarding DIL and the 883 Trust.

(2)
According to an Amendment No. 3 to Schedule 13D filed with the SEC on February 27, 2019, Sphinx Investment Corp. ("Sphinx") is a wholly-owned subsidiary of Maryport Navigation Corp., a Liberian company. Mr. George Economou, a member of our Board of Directors, may be deemed the beneficial owner of the shares held by Sphinx. The address of Sphinx is c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta. Pursuant to a Security Agreement dated January 9, 2017 (the "Pledge Agreement"), between Sphinx and Samsung Heavy Industries Co. Ltd (the "Secured Party"), Sphinx pledged and granted a security interest in 857,142 of these shares in favor of the Secured Party. The Pledge Agreement contains default and similar provisions that are standard for such agreements. Sphinx has retained dividend and voting rights in the pledged shares during the term of the Pledge Agreement, absent a default.

(3)
According to a Schedule 13D/A jointly filed with the SEC on August 14, 2018 by DIL and John Coustas, DIL owns and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the 883 Trust are Dr. Coustas and members of his family. The board of directors of DIL consists of four members, none of whom are beneficiaries of the 883 Trust or members of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.

(4)
Based on information reported on Amendment No. 1 to Schedule 13D filed with the SEC on December 17, 2018 by HSH Nordbank AG. According to this Amendment No. 1 to Schedule 13D and a Schedule 13D filed on December 17, 2018 by Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P., HSH Nordbank AG has entered into a Master Funded Sub-Participation and Trust Agreement (the "Sub-Participation Agreement") with an affiliate of Cerberus Capital Management, L.P., Promontoria North Shipping Designated Activity Company, a designated activity company limited by shares, incorporated under the laws of the Republic of Ireland (the "Participant"). Pursuant to the terms of the Sub-Participation Agreement, HSH Nordbank AG retained legal title to the 3,138,748 shares of common stock included in the above table, but is required to carry out the instructions of the Participant as they relate to these shares of Common Stock, including with respect to the voting and disposition thereof. As a result of the arrangements under the Sub-Participation Agreement, according to the Schedule 13D filed on December 17, 2018, Stephen Feinberg, through one or more intermediate entities, possesses the shared power to vote and the shared power to direct the disposition of these 3,138,748 shares of common stock and, thus, may be deemed to beneficially own 3,138,748 shares of our common stock.

(5)
Based on information reported on a Schedule 13G jointly filed with the SEC on August 13, 2018 by The Royal Bank of Scotland plc, NatWest Holdings Limited and The Royal Bank of Scotland Group plc.

(6)
Based on information reported on a Schedule 13G filed with the SEC on February 13, 2019 by Credit Suisse AG.

 PROPOSAL ONE—ELECTION OF DIRECTORS

        Our Board currently consists of seven directors. Under our Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is elected and qualified. We have determined that Messrs. Christodoulou, Economou, Itkin, Konkoly-Thege and Repko are each independent under the New York Stock Exchange listing standards, as none of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.

        Messrs. Konkoly-Thege and Repko are each standing for election at the 2019 Annual Meeting, and, if elected, will serve a three-year term expiring at the annual meeting of our stockholders in 2022. Each of the nominees has consented to be named herein and to serve if elected. We do not know of anything that would preclude the nominees from serving if elected. If any nominee becomes unable to stand for election as a director at the 2019 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of the nominees for director and each continuing director is set forth below.

        The Board recommends that stockholders vote "FOR" the election of the following nominees for director.

 NOMINEES FOR ELECTION

Name	Age(1)	Positions	Director Since
Miklós Konkoly-Thege(3)(4)	76	Class III Director—Term to Expire in 2022	2006
William Repko(2)(3)(4)	69	Class III Director—Term to Expire in 2022	2014

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since
Dr. John Coustas	63	President, Chief Executive Officer, Chairman and Class I Director—Term to Expire in 2021	1998
Petros Christodoulou(3)	58	Class I Director—Term to Expire in 2021	2018
George Economou	66	Class II Director—Term to Expire in 2020	2010
Myles R. Itkin(2)(4)	71	Class I Director—Term to Expire in 2021	2006
Iraklis Prokopakis(2)	68	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director—Term to Expire in 2020	1998

(1)
As of June 15, 2019.

(2)
Member of Nominating and Corporate Governance Committee.

(3)
Member of Compensation Committee.

(4)
Member of Audit Committee.

Nominees for Election

        The Board has nominated the following individuals to serve as a director:

Class III Directors—Term to Expire in 2022

Miklós Konkoly-Thege
Director

        Miklós Konkoly-Thege has been a member of our board of directors since 2006. Mr. Konkoly-Thege began at Det Norske Veritas ("DNV"), a ship classification society, in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in May 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Technical Solutions AS, Callenberg Technology Group AB and Stena Hungary Holding KFT. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität Hannover, Germany and an MBA from the University of Minnesota.

William Repko
Director

        William Repko has been a member of our board of directors since July 2014. Mr. Repko has nearly 40 years of investing, finance and restructuring experience. Mr. Repko retired from Evercore Partners in February 2014 where he had served as a senior advisor, senior managing director and was a co-founder of the firm's Restructuring and Debt Capital Markets Group since September 2005. Prior to joining Evercore Partners Inc., Mr. Repko served as chairman and head of the Restructuring Group at J.P. Morgan Chase, a leading investment banking firm, where he focused on providing comprehensive solutions to clients' liquidity and reorganization challenges. In 1973, Mr. Repko joined Manufacturers Hanover Trust Company, a commercial bank, which after a series of mergers became part of J.P. Morgan Chase. Mr. Repko has been named to the Turnaround Management Association (TMA)-sponsored Turnaround, Restructuring and Distressed Investing Industry Hall of Fame. Mr. Repko has served on the Board of Directors of Stellus Capital Investment Corporation (SCM: NYSE) since 2012 and is Chairman of its Compensation Committee and serves on the Audit Committee. Mr. Repko received his B.S. in Finance from Lehigh University.

        The following directors will continue in office:

Class I Directors—Term to Expire in 2021

Dr. John Coustas
Chairman, President and Chief Executive Officer

        Dr. John Coustas is our President, Chief Executive Officer and Chairman of our board of directors. Dr. Coustas has over 30 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is Vice Chairman of the board of directors of The Swedish Club. Additionally, he is a member of the board of directors of the Union of Greek Shipowners and a member of the DNV Council. Dr. Coustas holds a degree in Marine Engineering from the National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D. in Computer Controls from Imperial College, London.

Myles R. Itkin
Director

        Myles R. Itkin has been a member of our board of directors since 2006. Mr. Itkin was the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. ("OSG"), in which capacities he served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, from 1995 to 2013. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. Mr. Itkin served on the board of directors of the U.K. P&I Club from 2006 to 2013. Mr. Itkin holds a Bachelor's degree from Cornell University and an MBA from New York University.

        On November 14, 2012, OSG filed voluntary petitions for reorganization for itself and 180 of its subsidiaries under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. On January 23, 2017, Mr. Itkin, and OSG, consented to an SEC order finding they violated or caused the violation of, among other provisions, the negligence-based antifraud provisions as well as reporting, books-and-records, and internal controls provisions of the federal securities laws, in relation to the failure to recognize tax liabilities in OSG's financial statements resulting from its controlled foreign subsidiary guaranteeing OSG's debt. Mr. Itkin agreed to pay a $75,000 penalty and OSG agreed to pay a $5 million penalty subject to bankruptcy court approval.

Petros Christodoulou
Director

        Petros Christodoulou has been a member of our board of directors since June 2018. Mr. Christodoulou has been a member of the Board of Directors of Guardian Capital Group since 2016 and a member of the Institute of Corporate Directors of Canada. He has also been a member of the Board of Directors of Aegean Baltic Bank since 2017. Mr. Christodoulou was Chief Executive Officer and Chief Financial Officer of Capital Product Partners, an owner of crude, product carriers and containerships, from September 2014 until 2015. From 2012 to 2014, Mr. Christodoulou was the Deputy Chief Executive Officer and Executive Member of the Board of the National Bank of Greece Group, acting as chairman of NBG Asset Management, Astir Palace SA and NBG Bank Assurance. Mr. Christodoulou was a member of the Board of Directors of Hellenic Exchanges SA from 2012 to 2014 and Director General of the Public Debt Management Agency of Greece from 2010 to 2014, acting as its Executive Director from 2010 to 2012. Mr. Christodoulou holds an MBA from Columbia University and a Bachelor of Commerce degree from the Athens School of Commerce and Economics

Class II Directors—Term to Expire in 2020

George Economou
Director

        George Economou has been a member of our board of directors since 2010. Mr. Economou has over 40 years of experience in the maritime industry and has served as Chairman and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took the company public in February 2005 on NASDAQ under the trading symbol: DRYS. The company subsequently invested and developed Ocean Rig UDW Inc., an owner of rigs and ships involved in ultra deep water drilling. Mr. Economou was the Chairman of Ocean Rig UDW Inc. until December 2018 when Ocean Rig UDW Inc. merged with Transocean. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Iraklis Prokopakis
Director, Senior Vice President, Treasurer and Chief Operating Officer

        Iraklis Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 40 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas. He is a member of the Board of the Hellenic Chamber of Shipping and the Owners' Committee of the Korean Register of Shipping.

EXECUTIVE OFFICERS OF THE COMPANY

        Our executive officers are generally elected annually by the Board and serve at the discretion of the Board. Our current executive officers and their respective ages and positions are set forth below. The biographical summaries of Dr. Coustas and Mr. Prokopakis, each of whom serves as a member of the Board, appear above while Messrs. Chatzis' and Vastarouchas' biographical summaries are set forth below.

Name	Age(1)	Positions
Dr. John Coustas	63	President and Chief Executive Officer
Iraklis Prokopakis	68	Senior Vice President, Chief Operating Officer and Treasurer
Evangelos Chatzis	46	Chief Financial Officer and Secretary
Dimitris Vastarouchas	51	Deputy Chief Operating Officer

(1)
As of June 15, 2019.

        The following are biographical summaries of our officers who are not directors:

        Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 22 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company's initial public offering in the United States and has led the finance function of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

        Dimitris Vastarouchas is our Deputy Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 20 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine

Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Det Norske Veritas and Certified Negotiator by Schranner Negotiations Institute (SNI).

CORPORATE GOVERNANCE

        Our business is managed under the direction of the Board, in accordance with the Business Corporations Act of the Republic of The Marshall Islands and our Restated Articles of Incorporation and Amended and Restated Bylaws. Members of the Board are kept informed of our business through: (i) discussions with the Chairman, President and Chief Executive Officer and other members of our management team; (ii) the review of materials provided to directors; and (iii) participation in meetings of the Board and its committees.

Documents Establishing Our Corporate Governance

        The Board and our management have engaged in an ongoing review of our corporate governance practices in order to ensure full compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

        Our Restated Articles of Incorporation and Amended and Restated Bylaws are the foundation of our corporate governance. We have also adopted a number of key documents that further shape our corporate governance, including:

  •
  A Code of Business Conduct and Ethics for all officers and employees;

  •
  A Code of Conduct and Ethics for Corporate Officers and Directors;

  •
  An Ethics and Compliance Policy;

  •
  A Nominating and Corporate Governance Committee Charter;

  •
  A Compensation Committee Charter; and

  •
  An Audit Committee Charter.

        These documents and other important information on our corporate governance, including the Board's Corporate Governance Guidelines, are posted on our website, and may be viewed at http://www.danaos.com at "Investors." We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

        The Board has a commitment to sound and effective corporate governance practices. The Board's Corporate Governance Guidelines address a number of important governance issues such as:

  •
  Selection and monitoring of the performance of our senior management;

  •
  Succession planning for our senior management;

  •
  Qualifications for membership on the Board;

  •
  Functioning of the Board, including the requirement for meetings of the independent directors; and

  •
  Standards and procedures for determining the independence of directors.

        The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a high standard of corporate governance.

        We are a "foreign private issuer" under SEC rules promulgated under the Securities Act. Pursuant to certain exceptions available to foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by domestic U.S. companies under the New York Stock Exchange listing standards. We have elected to comply, however, with the New York Stock Exchange corporate governance rules applicable to domestic U.S. issuers, except that (1) as permitted for foreign private issuers, one member of the Nominating and Corporate Governance Committee of our board of directors is a non-independent director and (2) we have not sought, and may not seek, stockholder approval for certain issuances of common stock, including the common stock issued in connection with the consummation of our debt refinancing in 2018 (the "2018 Refinancing"), and equity compensation plans, as permitted by applicable Marshall Islands law. See "Item 16G. Corporate Governance" in our Annual Report on Form 20-F filed with the SEC on March 5, 2019.

Independence of Directors

        The foundation for our corporate governance is the Board's policy that a majority of its members should be independent. The Board believes that Messrs. Christodoulou, Economou, Itkin, Konkoly-Thege and Repko do not have and have not had a material relationship with us either directly or indirectly during 2018 or 2019 that would interfere with the exercise of their independent judgment as our directors.

        The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Corporate Governance Guidelines provide that absent unusual circumstances, a director who satisfies the standards of director independence under the New York Stock Exchange's current listing standards will be deemed to be "independent". In determining whether a director qualifies as independent, consideration is given to the following factors, among others:

  •
  Any facts and circumstances that could reasonably be expected to improperly influence the director's exercise of judgment;

  •
  Whether the director would or would not qualify under other standards relating to independence, including definitions of director independence adopted by other national securities exchanges and standards of independence endorsed by persons and groups addressing corporate governance issues, including institutional investors; and

  •
  Countervailing considerations that tend to show that the director would not face any impairment in fulfilling his or her fiduciary duty of loyalty.

        The Corporate Governance Guidelines require that determinations of director independence be made in accordance with the following procedures: (1) the Board makes its determinations as to director independence annually at the Board meeting preceding the expected release of our proxy statement for the annual meeting of stockholders; (2) the Nominating and Corporate Governance Committee reviews the independence of directors and reports its findings to the Board at that Board meeting; (3) the Nominating and Corporate Governance Committee or the Board may request a written report or documentation collecting and summarizing information relevant to its determination of a director's independence; and (4) if required by the listing criteria of the New York Stock Exchange, the Board will issue a statement briefly explaining the basis for its determination that a director is independent and include such statement in our proxy statement for the annual meeting of stockholders.

Board of Directors

        We currently have seven members on our board of directors. Under our Restated Articles of Incorporation, our board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor has been duly elected and qualified, except in the event of death, resignation or removal of the director. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

        Our board of directors has determined that a majority of our board of directors, each of Messrs. Christodoulou, Economou, Itkin, Konkoly-Thege and Repko, is independent within the requirements of the New York Stock Exchange. Pursuant to the Stockholders Agreement that we entered into in connection with our 2018 Refinancing, we are obligated to have our board of directors consist of a majority of independent directors going forward, notwithstanding any accommodations for foreign private issuers, such as ourselves, that would permit otherwise and have agreed that our board of directors will consist of no more than nine directors at any time. In connection with the 2018 Refinancing, certain of our lenders each have the right to appoint a separate observer to our board of directors, subject to conditions and limitations in some cases.

        In accordance with the terms of the August 6, 2010 subscription agreement between Sphinx Investment Corp. and us, we have agreed to nominate Mr. George Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investment Corp., for election by our stockholders to the board of directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of our common stock. We have been informed that our largest stockholder, a family trust established by Dr. John Coustas, and Dr. John Coustas have agreed to vote all of the shares of common stock they own, or over which they have voting control, in favor of Mr. Economou or any such nominee standing for election.

        The nominees for election as a director at the 2019 Annual Meeting were nominated by the Board upon the recommendation of the Nominating and Corporate Governance Committee.

        Each director attended at least 75% of the meetings of the board of directors and of the committees of which the director was a member, other than Mr. Economou, in 2018. To promote open discussion among the independent directors, those directors meet in regularly scheduled and ad hoc executive session without participation of our company's management and will continue to do so in 2019. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

        The Board has not adopted any specific policy with respect to the attendance of directors at annual meetings of stockholders. We held our 2018 annual meeting of stockholders in July 2018.

Committees of the Board

        The Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has a charter that may be viewed at http://www.danaos.com at "Investors." We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

  Audit Committee

        Our Audit Committee consists of Myles R. Itkin (chairman), Miklós Konkoly-Thege and William Repko. Each of the current Audit Committee members are "independent," as such term is defined under the applicable rules of the SEC and the New York Stock Exchange's current listing standards. Our Board has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K promulgated by the SEC. The Audit Committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the Board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the Audit Committee's written charter, (12) handling such other matters that are specifically delegated to the Audit Committee by the Board from time to time, (13) reporting regularly to the full Board and (14) evaluating the Board's performance.

  Compensation Committee

        Our Compensation Committee consists of Miklós Konkoly-Thege (chairman), Petros Christodoulou and William Repko. All of the Compensation Committee members are "independent," as such term is defined under the New York Stock Exchange's current listing standards. Mr. Christodoulou replaced Iraklis Prokopakis as a member of the Compensation Committee in September 2018.

        The Compensation Committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our Chief Executive Officer and other executive officers, (3) developing and recommending to the Board compensation for Board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the Chief Executive Officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the Compensation Committee by the Board from time to time.

        The Compensation Committee determines the compensation of our executive officers based on the Compensation Committee's evaluation of the Company's performance and the performance of the executive officer, information regarding competitive compensation and such other factors and circumstances as the Compensation Committee may deem relevant. The Compensation Committee also recommends to the Board the compensation of members of the Board, including Board and committee retainer fees, equity based compensation and other similar items as appropriate. Compensation

Committee actions that have a material effect on the amount or timing of compensation or benefits to non-executive directors are in all cases subject to the approval or ratification of the Board, unless specific authority for the Compensation Committee to take such action has been delegated by the Board. Our executive officers do not have any role in determining or recommending the amount or form of executive officer or director compensation.

        The Compensation Committee is authorized to retain any compensation consultants that it deems necessary in the performance of its duties and to approve the compensation consultant's retention terms and fees. The Compensation Committee did not retain any compensation consultants in 2018.

  Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee consists of William Repko (chairman), Iraklis Prokopakis and Myles R. Itkin. All of the Nominating and Corporate Governance Committee members, except for Mr. Iraklis Prokopakis, are and, were "independent," as such term is defined under the New York Stock Exchange's current listing standards. As such, we rely on the exemption available to foreign private issuers from the New York Stock Exchange requirement that nominating/corporate governance committees be composed entirely of independent directors.

        The Nominating and Corporate Governance Committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the Board individuals qualified to become executive officers, (3) overseeing evaluations of the Board, its members and committees of the Board and (4) handling such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by the Board from time to time.

  Stockholder Nominations.

        Any stockholder or the Board may propose any person for election as a director. A stockholder who wishes to propose an individual for election as a director must provide written notice to our Secretary of the intention to propose the nominee and such nominee's willingness to serve as a director. Notice must be given as described under "Stockholder Communications with Directors". In addition, each notice must set forth as to each individual whom a stockholder proposes to nominate for election as a director, (i) the name, age, business address and residence address of such individual, (ii) the principal occupation or employment of such individual, (iii) the number of shares of common stock of the Company which are beneficially owned by such individual, and (iv) any other information relating to such individual that is required to be disclosed under the rules of the SEC applicable to solicitations of proxies with respect to nominees for election as directors. The stockholder proposing the nominee must provide (a) his or her name and address, as they appear on the register of stockholders of the Company, (b) the number of shares of our common stock which are beneficially owned by such stockholder, and (c) the period of time such shares of common stock have been owned. Individuals proposed by stockholders in accordance with these procedures will receive the same consideration as individuals identified to the Nominating and Corporate Governance Committee through other means.

        The Nominating and Corporate Governance Committee evaluates candidates for election as directors by considering, among other things, (i) the candidate's experience, education, expertise and skills, and how those attributes relate to our business; (ii) how those attributes of a given candidate would complement the other Board members; (iii) the candidate's independence from conflict of interest with us; (iv) the candidate's ability to devote appropriate time and effort in preparation for board meetings; (v) the candidate's character, judgment and reputation, and current or past service in positions or affiliations, and (vi) in determining whether to recommend the nomination of an incumbent director for election, considerations as to whether the incumbent director has performed effectively in his or her most recent years of service and whether the director continues to substantially meet the criteria for selection as director.

        The Nominating and Corporate Governance Committee evaluates qualified director candidates at regular or special Nominating and Corporate Governance Committee meetings against the current director qualification standards and reviews qualified director candidates with the Board and recommends one or more of such individuals for appointment to the Board.

Indemnification

        Under the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Bylaws, every director or officer will be indemnified out of our funds against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director or officer while exercising his or her powers and discharging his or her duties. The indemnity contained in our Amended and Restated Bylaws does not extend to any matter that would render it void pursuant to the Business Corporations Act of the Republic of The Marshall Islands.

Stockholder Communications with Directors

        Our Amended and Restated Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our Secretary.

        Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year's annual meeting of stockholders. If, however, the date of our annual meeting is more than 30 days before or 30 days after the first anniversary date of the previous year's annual meeting, a stockholder's notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to such annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. Our Amended and Restated Bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders.

        Stockholders who wish to send communications on any topic to the Board, the independent members of the Board as a group or to the presiding director of the executive sessions of the independent members of the Board, may do so by writing to our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

Compensation Discussion and Analysis

        The Compensation Committee of the Board of Directors has the responsibility to review, discuss and recommend for approval management compensation arrangements. The policy of the Compensation Committee is to structure officers' compensation arrangements so as to enable us to attract, motivate and retain high performance executives who are critical to our long-term success. The policy is designed to link compensation to how successfully our business plans are executed and how successfully we meet a number of corporate, financial and operational goals. This design is intended to provide key management personnel with increased compensation when we do well and to provide less compensation when we do not.

Compensation

        We pay our non-executive directors annual fees in the amount of $70,000, plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below. Executive officers serving as directors receive no compensation for their services as a director. We do not have service contracts with any of our non-employee directors. We have employment agreements with two directors who are also executive officers of our company, as well as with our other two executive officers.

        We directly employ our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, who received aggregate cash compensation of €2.7 million ($3.2 million), including cash bonuses aggregating €1.2 million ($1.4 million), €1.5 million ($1.8 million) and €1.5 million ($1.7 million) for the years ended December 31, 2018, 2017 and 2016, respectively. Our executive officers are eligible, in the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below.

        Our executive officers are entitled to severance payments for termination without "cause" or for "good reason" generally equal to (i) (x) the greater of (A) the amount of base salary that would have been payable during the remaining term of the agreements, which expire in December 2023 (or in the case of Dr. Coustas, December 2024), and (B) three times the executive officer's annual salary plus bonus (based on an average of the prior three years), including the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black- Scholes value), as well as (y) a pro-rata bonus for the year in which termination occurs and continued benefits, if any, for 36 months or (ii) if such termination without cause or for good reason occurs within two years of a "change of control" of our company the greater of (a) the amount calculated as described in clause (i) and (b) a specified dollar amount for each executive officer (approximately €4.6 million in the aggregate for all executive officers), as well as continued benefits, if any, for 36 months.

        Our equity compensation plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including restricted stock, stock options and other awards) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries. The aggregate number of shares of our common stock for which awards may be granted under our equity compensation plan cannot exceed 6% of the number of shares of our common stock issued and outstanding at the time any award is granted. On September 14, 2018, 298,772 (4,182,832 before giving effect to the 1-for-14 reverse stock split effected on May 2, 2019) shares of restricted stock were granted to our executive officers, 50% of which are scheduled to vest on December 31, 2019 and 50% of which are scheduled to vest on December 31, 2021, subject to the executive's continued employment with the Company as of such dates or earlier death or disability, under our equity compensation plan. We did not grant any equity awards to our executive officers or directors in 2017 or 2016. We recognized non-cash, stock-based compensation expense in respect of awards to executive officers of $1.0 million, $0, and $0 in 2018, 2017 and 2016, respectively.

        As of April 18, 2008, we established the Directors Share Payment Plan, which we refer to as the Directors Plan, under our equity incentive plan. The purpose of our Directors Plan is to provide a means of payment of all or a portion of compensation payable to directors of the company in the form of our common stock. Each member of our board of directors may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, directors may elect to receive all or a portion of their compensation in common stock which is credited to their respective share payment accounts on the last business day of each quarter. Following December 31st of each year, we will deliver to each director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. The Directors Plan is administered and otherwise subject to the terms and conditions, including limitations on the number of shares issued, under our equity compensation plan. During 2018, 2017 and 2016, none of the directors elected to receive his compensation in Company shares.

Compensation Committee Report

        The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" set forth above with management and based on such review and discussion the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this proxy statement.

Compensation Committee

Miklós Konkoly-Thege (Chairman)
Petros Christodoulou
William Repko

Compensation Committee Interlocks and Insider Participation

        All of the members of the Compensation Committee are non-employee directors and are not directors or on the compensation committee of a corporation where any of its executive officers served on our Compensation Committee or on our Board.

 PROPOSAL TWO—RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

Appointment of Auditors

        The Audit Committee of the Board, subject to the approval of our stockholders, has appointed the firm of PricewaterhouseCoopers S.A., independent registered public accounting firm, as our auditors for the year ending December 31, 2019. The Board recommends approval by our stockholders of the appointment of PricewaterhouseCoopers S.A. as our auditors for the fiscal year ending December 31, 2019. Representatives of PricewaterhouseCoopers S.A. are expected to be present at the 2019 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. PricewaterhouseCoopers S.A. has been our independent auditors since 1999 and, by virtue of their familiarity with our affairs and their qualifications, are considered qualified to perform this important function.

Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2018, 2017 and 2016.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2018 and 2017 and breaks down these amounts by the category of service.

	2018	2017
	(in thousands of dollars)
Audit fees	$588.3	$380.1
Audit-related fees	—	43.0

Total fees	$588.3	$423.1

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements and in connection with the review of the registration statements and related consents required for SEC or other regulatory filings.

Audit-related Fees; Tax Fees; All Other Fees

        PricewaterhouseCoopers S.A. provided audit-related services related to agreed-upon procedures for the year ended December 31, 2017. No other audit-related, tax or other services were provided for the years ended December 31, 2018 and 2017.

Pre-approval Policies and Procedures

        The audit committee charter sets forth our policy regarding retention of the independent auditors, requiring the audit committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services and the fees related thereto. The chairman of the audit committee or in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.

        The Audit Committee approved all of the non-audit services described above and determined that the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers S.A.

        The Audit Committee and the Board recommends that stockholders vote "FOR" the appointment of PricewaterhouseCoopers S.A. as our independent auditors for the fiscal year ending December 31, 2019.

 OTHER MATTERS

Principal Executive Offices

        The address of our principal executive offices is c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480. Our corporate website address is http://www.danaos.com.

Audit Committee Report

        The Audit Committee reviews our financial reporting process on behalf of the Board. The Audit Committee has the sole authority to retain, and set compensation and retention terms for, terminate, oversee and evaluate the work of our independent auditors. The independent auditors report directly to the Audit Committee. The Board has determined that each member of the Audit Committee is independent within the meaning of the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and the New York Stock Exchange's current listing standards.

        Our management is responsible for our financial reporting process, including our system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. PricewaterhouseCoopers S.A. is responsible for expressing an opinion based upon their audits of the consolidated financial statements. The Audit Committee is responsible for overseeing these processes. The Audit Committee reviews our annual audited financial statements, quarterly financial statements and filings with the SEC. The Audit Committee also reviews reports on various matters, including: (1) our critical accounting policies; (2) material written communications between the independent auditors and management; (3) the independent auditors' internal quality-control procedures; (4) significant changes in our selection or application of accounting principles; and (5) the effect of regulatory and accounting initiatives on our financial statements. It is not the duty or the responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

        The Audit Committee has adopted policies and procedures for pre-approval of all audit and permissible non-audit engagements of the independent auditors and the related fees. Under the policy, prior to the engagement of the independent auditors for the next year's audit, our management submits an aggregate of services expected to be rendered during that year for each audit and permissible non-audit engagement to the Audit Committee for approval. The fees are budgeted and the Audit Committee receives periodic reports from our management and the independent auditors on actual fees versus the budget by type of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the pre-approved budget. In those instances, specific pre-approval of the Audit Committee is required to engage the independent auditors.

        The Audit Committee has met and held discussions with our management and representatives of PricewaterhouseCoopers S.A. Our management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with our management and PricewaterhouseCoopers S.A.

        The Audit Committee discussed with PricewaterhouseCoopers S.A. the matters required to be discussed by Auditing Standard No. 16, "Communication with Audit Committees," as modified or supplemented. PricewaterhouseCoopers S.A. also provided to the Audit Committee the written disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding the communications of PricewaterhouseCoopers S.A. with the Audit Committee and the Audit Committee discussed with PricewaterhouseCoopers S.A. the firm's independence. The Audit Committee reviewed the audit and non-audit fees paid to PricewaterhouseCoopers S.A., and also considered whether non-audit services performed by PricewaterhouseCoopers S.A. were compatible with maintaining the auditors' independence.

        In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of our management and independent auditors, which, in their report, express an opinion on the conformity of our annual financial statements to accounting principles generally accepted in the United States.

        Based upon the Audit Committee's discussions with our management and PricewaterhouseCoopers S.A. and the Audit Committee's review of the representations of our management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 5, 2019. The Audit Committee also approved, subject to stockholder ratification, the selection of PricewaterhouseCoopers S.A. as our independent auditors.

                      Audit Committee
                      Myles R. Itkin                       (Chairman)
                      Miklós Konkoly-Thege
                      William Repko

United States Securities and Exchange Commission Reports

        Copies of our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, as filed with the SEC, and our Annual Report to Stockholders, are available to stockholders free of charge on our website at http://www.danaos.com under the "Investors" section or www.danaos.com/agm or by requesting by telephone at +30 210 419 6480 or by writing to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

General

        The proxy for the 2019 Annual Meeting is solicited on behalf of the Board. Unless otherwise directed, proxies held by John Coustas, our Chairman, President and Chief Executive Officer, or Evangelos Chatzis, our Chief Financial Officer and Secretary, will be voted at the 2019 Annual Meeting or any adjournments or postponements thereof for the election of each of the nominees to the Board named on the proxy card and for the ratification of appointment of the independent auditors. If any matter other than those described in this Proxy Statement properly comes before the 2019 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their best judgment.

        Please vote all of your shares. Beneficial stockholders sharing an address who receive multiple copies of the proxy materials should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement, Annual Report to Stockholders or Annual Report on Form 20-F, now or in the future, should submit their request to us by telephone at +30 210 419 6480 or by writing to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

QuickLinks

  Exhibit 99.1
VOTING METHODS
VOTING OF PROXY, REVOCATION
EXPENSES OF SOLICITATION
VOTING SECURITIES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PROPOSAL ONE—ELECTION OF DIRECTORS
NOMINEES FOR ELECTION
DIRECTORS CONTINUING IN OFFICE
EXECUTIVE OFFICERS OF THE COMPANY
CORPORATE GOVERNANCE
PROPOSAL TWO—RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
OTHER MATTERS